Mail Stop 3561

December 3, 2008

Rohit Kapoor
President and Chief Executive Officer
ExlService Holdings, Inc.
350 Park Avenue
New York, NY 10022

> **Re:** **ExlService Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 1-33089**

Dear Mr. Kapoor:

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director